UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On December 22, 2021, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) held its 2021 Annual General Meeting of Shareholders (the “Annual Meeting”). All proposals submitted by Sapiens’ Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the notice and proxy statement with respect to the Annual Meeting (which were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 9, 2021) (the “Proxy Statement”), were approved at the Annual Meeting, consisting of:

1.	Re-election of each of the following nominees to the Board to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Roni Al Dor, Eyal Ben-Chelouche, Yacov Elinav, Uzi Netanel and Naamit Salomon.

2.	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2020 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

3.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2021 and for the additional period until the next annual general meeting of shareholders, and authorization of the Board or its Audit Committee (upon delegation by the Board) to fix the accountants’ remuneration in accordance with the volume and nature of their services.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-232599, filed by the Company with the SEC on July 11, 2019, and Form S-8, SEC file numbers 333-177834, 333-213817 and 333-260325, filed by the Company with the SEC on November 9, 2011, September 27, 2016 and October 18, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: January 31, 2022	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Exhibit Index

Exhibit No.	Title of Exhibit

99.1	Press Release.

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